UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IDEXX Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-19271	01-0393723
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One IDEXX Drive, Westbrook, Maine	04092
(Address of principal executive offices)	(Zip Code)

Jeffrey A. Fiarman

Executive Vice President, General Counsel and Secretary

207-556-0300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries.

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the Democratic Republic of the Congo (the “DRC”). We also take seriously our obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the Conflict Minerals. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Who supply us with components, parts and products containing Conflict Minerals source those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict;

2.	Implement and communicate to their personnel and suppliers policies that are consistent with our Conflict Minerals Policy;

3.	Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

4.	Put in place procedures for the traceability of Conflict Minerals, working with their suppliers as applicable;

5.	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free;

6.	Maintain reviewable business records supporting the source of Conflict Minerals;

7.	From time to time, at our request, provide to us written certifications and other information concerning the origin of the Conflict Minerals included in products, components and parts supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

9.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

10.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

Applicability of the Conflict Minerals Rule to Our Company

We develop, manufacture and distribute products and provide services primarily for the companion animal veterinary, livestock and poultry, water testing and dairy markets. We also sell a line of portable electrolytes and blood gas analyzers for the human point-of-care medical diagnostics market. We are required to file this Form SD because Conflict Minerals are necessary to the functionality or production of some of the products that we manufacture or contract to manufacture.

Not all of our products contain Conflict Minerals. In addition, the Conflict Minerals content in each of our relevant products accounts for only a small percentage of the total materials content of each such product. Furthermore, a significant portion of our consolidated revenues are derived from services provided to our customers. Services accounted for approximately 38% of our total consolidated revenue for the calendar year ended December 31, 2013.

We do not directly source Conflict Minerals in raw form and are in most cases many levels removed from mines, smelters and refiners. We therefore have limited influence over these upstream actors. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain and competitive factors affecting our supplier base, we often have significant difficultly identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage responsible sourcing of Conflict Minerals by our supply chain.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry Information

In connection with the reasonable country of origin inquiry required by the Conflict Minerals Rule, our suppliers identified to us as part of our 2013 supply chain one facility which we reasonably believe processed only recycled or scrap Conflict Minerals. The products that contained Conflict Minerals that we reasonably believe came from recycled or scrap sources also contained other Conflict Minerals for which we were not able to determine the origin.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance. For a discussion of the due diligence measures that we performed in respect of 2013, see the Conflict Minerals Report for the calendar year ended December 31, 2013 filed as an exhibit to this Form SD.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available on our website at the following Internet address: www.idexx.com. References to our website are inactive textual references only, and the information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report for the calendar year ended December 31, 2013 is provided as an exhibit to this Form SD and is available on our website at www.idexx.com.

As indicated in the Conflict Minerals Report for the calendar year ended December 31, 2013, we were not able to determine the origins of a portion of the necessary Conflict Minerals contained in each of our in-scope products. However, none of the necessary Conflict Minerals contained in our in-scope products for which we were able to determine the countries of origin were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Section 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IDEXX LABORATORIES, INC. (Registrant)

By:	/s/ Jeffrey A. Fiarman	Date: June 2, 2014
Jeffrey A. Fiarman Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.

6